UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                  (Amendment No. 1)*

                      Under the Securities Exchange Act of 1934



                            ECOLOGY AND ENVIRONMENT, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                   Class A Common Stock  - Par Value $.01 per share
          _________________________________________________________________
                            (Title of Class of Securities


                                     278878-10-3
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                     JULY 7, 1997
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 1

          CUSIP NO. 278878-10-3

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               The Cameron Baird Foundation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                               (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       133,500
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              133,500

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               133,500

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.305%

          14.  TYPE OF REPORTING PERSON*

               00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 1

          INTRODUCTION

               The acquisition of 110,000 shares ("Shares") of Class A Common Stock of the Issuer was reported by the Reporting Persons in Schedule 13D, which was filed with the Securities and Exchange Commission on June 20, 1997 (the "Original Schedule 13D"). Since the filing of the Original Schedule 13D, one of the Reporting Persons (The Cameron Baird Foundation) has purchased additional Shares. The number of Shares now held by the Reporting Persons is 143,500 Shares.

               The Cover Page for The Cameron Baird Foundation is hereby amended as shown in this Amendment No. 1. Items 3 and 5 are hereby amended as shown in this Amendment No. 1. All other Items remain unchanged from the Original Schedule 13D.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following:

          The amount of funds paid for the Shares by The Cameron Baird Foundation was approximately $275,000 (which includes only the amount of funds paid since the filing of the Original Schedule
          13D).  This amount does not include brokerage commissions.


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to read as follows:

          (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 143,500 Shares:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)


          Brent D. Baird                        10,000            .472%

          The Cameron Baird
          Foundation                           133,500           6.305%
                                               _______           ______

                                 TOTAL         143,500           6.777%


             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 2,117,523 Shares (as reported by the Issuer as of the third quarter ended April 26, 1997).

          (b) For each persons named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:

                                                   Price/Share
                                                   (in Dollars
                                                   Commissions
          Purchase In The              Number of   not             Transaction
              Name Of        Date      Shares      included)      Made Through

          The Cameron      6/18/97      2,000       7 7/8       Fahnestock & Co
          Baird            6/20/97      4,000       7 7/8       Fahnestock & Co
          Foundation       6/23/97      2,000       7 15/16     Fahnestock & Co
                           6/24/97      2,000       8           Fahnestock & Co
                           6/26/97      2,000       8 1/8       Fahnestock & Co
                           6/27/97        500       8 3/16      Fahnestock & Co
                           6/30/97      2,000       8 1/4       Fahnestock & Co
                           6/30/97        500       8 5/16      Fahnestock & Co
                           6/30/97      2,000       8 3/8       Fahnestock & Co
                           7/1/97       1,300       8 3/8       Fahnestock & Co
                           7/2/97         500       8 3/8       Fahnestock & Co
                           7/3/97       1,000       8 3/8       Fahnestock & Co
                           7/7/97       1,000       8 1/4       Fahnestock & Co
                           7/7/97       2,000       8 3/8       Fahnestock & Co
                           7/7/97       2,000       8 5/16      Fahnestock & Co
                           7/8/97       1,100       8 1/4       Fahnestock & Co
                           7/9/97       1,400       8 1/4       Fahnestock & Co
                           7/9/97       2,000       8 3/8       Fahnestock & Co
                           7/10/97      1,000       8 3/8       Fahnestock & Co
                           7/11/97      1,200       8 3/8       Fahnestock & Co
                           7/14/97      2,000       8 5/8       Fahnestock & Co


          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 15th day of July, 1997.


          The Cameron Baird Foundation


          By: s/Brian D. Baird
             Brian D. Baird, Trustee